UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2022

Commission File Number: 001-39992

Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”) of Immunocore Holdings plc (the "Company"), excluding Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the Company's registration statement on Form F-3ASR (File No. 333-264105) and the Company's registration statements on Form S-8 (File Nos. 333-255182 and 333-265000) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On December 8, 2022, the Company announced the presentation of additional data for IMC-C103C, a bispecific T cell engager product candidate targeting MAGE-A4, in patients with ovarian cancer at the ESMO Immuno-Oncology 2022 Congress. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Ovarian cancer expansion data for ImmTAC® candidate IMC-C103C targeting MAGE-A4

The Phase 1 data, presented in a poster at the ESMO Immuno-Oncology 2022 Congress, include analysis of 33 heavily pre-treated patients with ovarian cancer, who received doses of greater than 90 mcg intravenously. This includes 16 new patients, and 17 patients previously reported at the ESMO Immuno-Oncology 2021 Congress, now with longer follow-up. All patients had platinum relapsed/refractory ovarian cancer (70% PARP inhibitors experienced) and were enrolled regardless of MAGE-A4 protein expression, which was analyzed retrospectively.

Of the 33 patients, 39% (13/33 patients) were MAGE-A4 negative as measured by immunohistochemistry (IHC), and two patients had an unknown H score. Of the 55% (18/33 patients) MAGE-A4 positive patients, the majority had low expression (median score = 29 of 300), and only two had an H score > 150.

The safety profile was consistent with the safety profile the Company reported previously at the ESMO Immuno-Oncology 2021 Congress as well as the observed mechanism of action, i.e., T cell activation. No related adverse effects led to treatment discontinuation or death.

At the time of data cut-off for the poster presented at the ESMO Immuno-Oncology 2022 Congress, 32 patients were evaluable for response, with one additional patient (H score 21) still on treatment and not having had first tumor assessment. Of the 17 evaluable MAGE-A4 positive patients, one had a durable Partial Response (“PR”), with a duration of 12.7 months, one patient who had a Stable Disease (“SD”) converted to an unconfirmed PR after the poster data cut-off date and is still ongoing, and 5 had SD. Reductions in ctDNA were observed in over half of ctDNA evaluable patients (12/22), including 7 with ≥ 50% reductions, and even in those with low or zero MAGE-A4 expression.

Forward Looking Statements

This Report contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, implied and express statements regarding the scope and results of the Company’s IMC-C103C clinical trial, the potentially differentiated safety profile and mechanism of action of IMC-C103C and therapeutic potential and clinical benefits of IMC-C103C. Words such as “may,” “can,” “will,” “believe,” “expect,” “plan,” “anticipate,” and similar expressions (as well as other words or expressions referencing future events or circumstances) are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Any forward-looking statements in this Report are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These risks and uncertainties include, but are not limited to, the impact of worsening macroeconomic conditions and the ongoing and evolving COVID-19 pandemic on the Company’s business, strategy, clinical trials, financial position and anticipated milestones, including the Company’s ability to conduct ongoing and planned clinical trials; the Company’s ability to obtain a clinical supply of current or future product candidates, or commercial supply of KIMMTRAK or any future approved products, including as a result of supply chain disruptions, the COVID-19 pandemic, the war in Ukraine or global geopolitical tension; the Company’s ability to obtain and maintain regulatory approvals for its product candidates; the Company’s ability to develop, manufacture and commercialize its product candidates; the Company’s ability and plans in continuing to establish and expand a commercial infrastructure and to successfully launch, market and sell KIMMTRAK and any future approved products; the Company’s ability to successfully expand the approved indications for KIMMTRAK or obtain marketing approval for KIMMTRAK in additional geographies in the future; the delay of any current or planned clinical trials, whether due to the COVID-19 pandemic, patient enrollment delays or otherwise; the Company’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; competition with respect to market opportunities; unexpected safety or efficacy data observed during pre-clinical studies or clinical trials; actions of regulatory agencies, which may affect the initiation, timing and progress of the Company’s clinical trials or future regulatory approval; the Company’s need for and ability to obtain additional funding, on favorable terms or at all, including as a result of worsening macroeconomic conditions such as rising inflation and interest rates, volatility in the capital markets and related market uncertainty, the COVID-19 pandemic, the war in Ukraine and global geopolitical tension; the Company’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; clinical trial site activation or enrollment rates that are lower than expected; and the success of the Company’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled "Risk Factors" in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 3, 2022, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission. All information in this Report is as of the date of this Report, and the Company undertakes no duty to update this information, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated December 8, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date: December 8, 2022	By:	/s/ Bahija Jallal, Ph.D.
Name:	Bahija Jallal, Ph.D.
Title:	Chief Executive Officer